United States
Securities and Exchange Commission
Washington, D.C. 20549

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

June 12, 2017

COCA-COLA EUROPEAN PARTNERS PLC

Bakers Road
Uxbridge, UB8 1EZ, United Kingdom
(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
(Check One) Form 20-F ☒ Form 40-F D ☐
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))
(Check One) Yes ☐ No ☒
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))
(Check One) Yes ☐ No ☒

On 12 June 2017, Coca-Cola European Partners, plc (“CCEP”) filed the following letter as a 6-K regulatory announcement. Terms not defined in the letter have the meaning set forth in the Notice of Annual General Meeting of CCEP dated 19 May 2017.

Coca-Cola European Partners plc
12 June 2017
Dear Shareholder of Coca-Cola European Partners plc:
You should now have received the Notice of Meeting and proxy card for our upcoming Annual General Meeting (AGM) on 22 June 2017. In connection with the 2017 AGM, we are writing to ask for your support by voting in accordance with the recommendations of our Board of Directors on all resolutions.
We have learned that certain proxy advisory services reports contain conflicting advice on Resolution 15 (Waiver of mandatory offer provisions set out in Rule 9 of the Takeover Code) and we want to provide additional context regarding this resolution beyond what is described in our Notice of Meeting.
The report issued by Glass, Lewis & Co. (Glass Lewis) recommends a vote for Resolution 15. The report generated by Institutional Shareholder Services (ISS) recommends a vote against Resolution 15. Both Glass Lewis and ISS have recommended voting for Resolution 17 (Authority to purchase own shares on market).
A share repurchase is unlikely to occur unless BOTH Resolution 15 AND Resolution 17 are approved. Therefore, a vote “AGAINST” Resolution 15 will have the same practical effect as a vote “AGAINST” Resolution 17.
Both Glass Lewis and ISS recommend voting for Resolution 17.
Furthermore, Glass Lewis recommended voting for Resolution 15, stating:

•	“We believe the terms of this proposal are reasonable”; and

•	We do not believe that this proposal is connected with any sort of takeover attempt by this party, and thus, we do not believe this proposal should warrant shareholder concern at this time.”
On the other hand, ISS recommended against Resolution 15 based on the application of its standard policy. We believe that ISS’s undefined “concerns over creeping control” fail to take into account certain important facts.

2

As background, Rule 9 of the Takeover Code applies when any entity has 30% or more of voting rights, and under Rule 37 of the Takeover Code, when a company purchases its own voting shares, any resulting increase in the percentage of shares carrying voting rights in which a person or group of persons acting in concert is interested will be treated as an acquisition for the purpose of Rule 9. CCEP currently has one shareholder, Olive Partners, S.A. (Olive), which owns approximately 34.3% of our outstanding shares.
Given Olive's shareholdings of over 30% since the formation of CCEP, any share repurchase could trigger Rule 9 of the Takeover Code. Olive has confirmed to the Company that it has no intention, following any increase in its shareholding as a result of any repurchase of ordinary shares, to substantially influence the management or control of the Company, or to run or propose to run the Company in a way that diverges from our current strategic plan. Olive remains fully supportive of the Company's management and has itself no intention to seek any change in the composition of the board or to the general nature or any other aspect of the Company's business. Given Olive’s stated position, we believe that any concerns over “creeping control” are therefore unfounded.
As noted above, a share repurchase is unlikely to occur unless BOTH Resolution 15 and Resolution 17 are approved.
As set out in the Notice of Meeting, the CCEP Board and management firmly believe these resolutions are in the best interests of shareholders as they provide the ability to repurchase shares, enabling our Company to continue to deliver long-term shareholder value. Accordingly, the Board and Management of CCEP recommend voting for Resolution 15 and 17, consistent with the recommendation of Glass Lewis.
We would be glad to discuss the CCEP recommendation in relation to Resolution 15 further with you, should you wish. If you have any questions, or need assistance in submitting your proxy to vote your shares, please contact our proxy solicitor, MacKenzie Partners, Inc., at +1 (800) 322-2885.
Thank you for your support.

3

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

COCA-COLA EUROPEAN PARTNERS PLC
(Registrant)
Date: June 12, 2017	By:	/s/ Clare Wardle
	Name:	Clare Wardle
	Title:	General Counsel & Company Secretary

4